Exhibit 99.1

Sinovac Reports First Half 2007 Financial Results
Thursday August 16, 8:00 am ET

First Half 2007 Highlights

-- Sales increased 189% year-over-year to $13.5 million

-- Gross profit grew 210% year-over-year to $11.6 million

-- Operating income rose to US$6.1 million, up from an operating loss of $660,000 in same period 2006

-- Net income increased to $3.5 million, up from a net loss of $970,000 in same period 2006; EPS increased to $0.09.

-- Entered into exclusive promotion service agreement with GSK China for Anflu

-- Received approval from SFDA to commence clinical trials of H5N1 vaccines

BEIJING, Aug. 16 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading China-based biopharmaceutical company focusing on human vaccine development, today announced unaudited financial results for first six months of the year ended June 30, 2007.

Mr. Weidong Yin, Chairman, President and CEO, commented, "I am pleased to announce that we had a record first six months of 2007. Our strong growth in sales has translated into profitability as we generated a net income of $US3.5 million. This marks an extremely important transition in our development as a publicly listed Company. Our sales organization was able to successfully maintain the market leading position for our flagship product Healive, the inactivated Hepatitis A vaccine, and capitalize on the phasing-out of the largest competing product and the increased usage of our lower cost vial packaging. We are continuing to raise awareness of vaccination benefits and are well positioned to continue to expand sales by further penetrating our current market and targeting nascent markets in less developed regions across China. We recently announced a promotion agreement with GSK China and have started planning for the official launch of Anflu, our split influenza vaccine, which, through this agreement, should provide us with opportunities to more effectively reach both the adult and pediatric population. On the R&D front, with the completion of enrollment and preparations at the end of July, we are on track to start to vaccinate volunteers who are enrolled in the clinical trials for the H5N1 vaccines. Finally, we would also like to announce that going forward we plan to update the market on our progress quarterly by releasing unaudited quarterly financial results."

Financial Results

For the first six months of 2007, sales increased 189% to $13.5 million from $4.7 million for the same period of 2006. The sales growth in the first half of 2007 was primarily attributable to increased sales of Healive, Sinovac's inactivated hepatitis A vaccine, spurred by the positive market response to the government purchasing program for vaccines that significantly raised awareness of the benefits of vaccination, as well as the phasing out of largest competing products, the liquid attenuated Hepatitis A vaccines.

Gross profit for first six months of 2007 was $11.6 million with a gross margin of 85.7%, compared to gross profit for the same period of 2006 of $3.7 million with a gross margin of 79.9%. The gross profit increased in line with sales growth and was attributable in part to the greater economies of scale from increased production and lower average unit costs. Sinovac has the capability to produce the vial package at a lower unit cost than the pre- filled syringe package previously used and generate more sales from vial packaged products.

Total operating expenses for the first six months of 2007 increased 24% to $5.4 million, from $4.4 million in the same period of 2006. Selling, general and administrative expenses for first half of 2007 were $4.7 million, representing an increase of 18% from $4.0 million in the same period of 2006. The year-over-year change in operating expenses was attributable primarily to increased selling expenses and operating expenses, primarily professional fees, associated with being a public company, including Sarbanes Oxley compliance. These operating expenses were partially offset by the reduction of compensation-related tax expense on the exercise of stock options to nil and lower stock-based compensation expense of $139,000.

Research and development expenses for the first six months of 2007 were $390,000, compared to $94,000 in the same period of 2006. The R&D expenses were partially offset by research grants received from the PRC government, recognized as $408,000 and $554,000 in research grant income in the first half of 2007 and 2006, respectively.

Operating income was $6.1 million in first half 2007, compared to an operating loss of $660,000 in the same period of 2006. The year-over-year increase in operating income was attributable in part to the significant increase in sales and the moderately higher operating expenses.

Net income for the first six months of 2007 was $3.5 million, or $0.09 per diluted share, compared to a net loss for first six months of 2006 of $970,000, or $0.03 per diluted share. Net income for the first six months of 2007 included $179,000 of interest and financing expenses, $1.2 million of income taxes, and $1.6 million in minority interest

As of June 30, 2007, Sinovac's cash and cash equivalents totalled $9.3 million, compared to $9.2 million as of December 31, 2006.

Sales and Marketing

During the first six months of 2007, Sinovac generated sales mainly from Healive. Approximately 2.45 million doses of Healive were sold in the first half of 2007, which resulted in approximately $13.5 million in sales. The most recent statistics from China SFDA from the end of first half of 2007 confirm that Healive represented approximately 56% of total inactivated hepatitis A vaccine released by SFDA and 26% of the total hepatitis A vaccines. This metric confirms Sinovac's position as the largest hepatitis A vaccine supplier in China.

Exclusive Promotion Agreement with GSK China

In August 2007, Sinovac entered into an Exclusive Promotion Service Agreement with GlaxoSmithKline (China) Investment Co., Ltd. (or "GSK China") to market and promote Anflu®, a seasonal influenza vaccine developed and manufactured by Sinovac. GSK China's sales team will focus on the distribution of the adult dosage formulation and Sinovac will sell the pediatric dosage formulation. The agreement should allow Anflu to more rapidly penetrate the market.

Product Pipeline

In April 2007, Sinovac received approval from the SFDA to commence Phase II clinical trials of Panflu(TM), its vaccine against H5N1 strain of pandemic influenza. The SFDA approval covers the Phase Ib and II trials of whole viron vaccine and the Phase I and II trials of split vaccine. Subsequent to these approvals, the preparation work was completed by the end of July 2007.

In August 2007, Sinovac commenced vaccination of volunteers for the clinical research on Pandemic Influenza Vaccine (H5N1), which includes the continued research for Phase I clinical trial of whole viron H5N1 vaccine and the beginning of Phase I clinical trial of split H5N1 vaccine. The Company anticipates that the Phase II trials will commence shortly and the preliminary results from these clinical trials for both vaccines will be available early next year.

Full Repayment of Outstanding Obligations

In July 2007, Sinovac received full payment of Heping Wang's outstanding obligations. The Company has agreed to release from escrow 1.5 million Sinovac shares pledged by Mr. Wang as collateral for his obligations. As previously disclosed in Sinovac's annual report on Form 20-F, Heping Wang, a former director, owed Sinovac outstanding obligations in the amount of approximately RMB7.7 million.

Business Outlook

Sinovac has increased its estimated total sales for full year 2007 to between 80% and 100% from full year 2006. Sinovac believes that its increased marketing activities for Healive across China and the exclusive promotion agreement with GSK China for Anflu should contribute to increasing sales.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

    Sinovac Biotech Ltd.
     Helen G. Yang
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    For Investors and Media:
    The Ruth Group
     Stephanie Carrington
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com

     Janine McCargo
     Tel:   +1-646-536-7017/7033
     Email: jmccargo@theruthgroup.com